Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION		074605-3

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the		Je certifie que les statuts de la société
above-named corporation were amended:		susmentionnée ont été modifiés:

a) under section 13 of the Canada	☐	a) en vertu de l’article 13 de la Loi
Business Corporations Act in		canadienne sur les sociétés par
accordance with the attached notice;		actions, conformément à l’avis ci-joint;

b) under section 27 of the Canada	☐	b) en vertu de l’article 27 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of amendment		actions, tel qu’il est indiqué dans les
designating a series of shares;		clauses modificatrices ci-jointes désignant une série d’actions;

c) under section 179 of the Canada	☑	c) en vertu de l’article 179 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of amendment;		actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada	☐	d) en vertu de l’article 191 de la Loi
Business Corporations Act as set out in		canadienne sur les sociétés par
the attached articles of reorganization;		actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

/s/ Richard G. Shaw	September 23, 2009 / le 23 septembre 2009
Richard G. Shaw	Date of Amendment - Date de modification
Director - Directeur

Industry Canada Industrie Canada Corporations Canada Corporations Canada Form 4	Articles of Amendment (Section 27 or 177 of the Canada Business Corporations Act (CBCA))

Instructions

3 Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11 (2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

4 Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the Privacy Act. However, public disclosure pursuant to section 266 of the CBCA is permitted under the Privacy Act.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

• Corporations Canada Online Filing Centre: $200
• By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Changes of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Changes of directors or changes of a director’s address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

1         Corporation name

BROOKFIELD PROPERTIES CORPORATION

2         Corporation number

7  4   6   0   5 – 3

3         The articles are amended as follows:
(Please note that more than one section can be filled out)

A:       The corporation changes its name to:

B:       The corporation changes the province or territory in Canada where the registered office is situated to:
(Do not indicate the full address)

C:       The corporation changes the minimum and/or maximum number of directors to:
(For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

minimum:            maximum:

D:       Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

The certificate and articles of the Corporation are amended to:

1. create the eleventh series of Class AAA Preference Shares which shall consist of 11,500,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series L and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule A; and

File documents online: Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca	4 Declaration I hereby certify that I am a director or an officer of the corporation.
Or send documents by mail: Director General, Corporations Canada Jean Edmonds Tower South	/s/ Michelle Campbell
9th Floor	SIGNATURE
365 Laurier Ave. West	Michelle Campbell	(212) 417-7514
Ottawa ON K1A 0C8	PRINT NAME	TELEPHONE NUMBER
By Facsimile: 613-941-0999

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Box 3D continued

2. create the twelfth series of Class AAA Preference Shares of the Corporation which shall consist of 11,500,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series M and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions set out in the attached Schedule A.

Schedule A

Brookfield Properties Corporation (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Class AAA Preference Shares, Series L

The eleventh series of Class AAA Preference Shares of the Corporation shall consist of 11,500,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series L (hereinafter referred to as the “Series L Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

The consideration for the issue of each Series L Share shall be $25.00.

2.	Dividends

2.1	Payment of Dividends

Holders of Series L Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends (the “Series L Dividends”) payable quarterly on the last day of March, June, September and December (each, a “Dividend Payment Date”) at the rates herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

(a)
During the Initial Fixed Rate Period, the Series L Dividends payable on the Series L Shares will be in an annual amount per share equal to the Initial Fixed Dividend Rate, and shall be payable quarterly on each Dividend Payment Date. The initial Series L Dividend will be payable December 31, 2009 and will be an amount in cash equal to $0.45308 per Series L Share. For greater certainty, no amount will be payable on September 30, 2009. On each Dividend Payment Date during the Initial Fixed Rate Period, (other than September 30, 2009 and December 31, 2009) the Series L Dividend will be equal to $0.421875 per share.

(b)
During each Subsequent Fixed Rate Period, Series L Dividends payable on the Series L Shares will be in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00, and shall be payable quarterly on each Dividend Payment Date during such Subsequent Fixed Rate Period.

(c)
The Corporation will calculate on each Fixed Rate Calculation Date the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Corporation of the Annual Fixed Dividend Rate will, in the absence of manifest error, be final and binding upon the Corporation and upon all Holders.

2.2	Method of Payment

Series L Dividends shall (except in case of redemption or conversion in which case payment of Series L Dividends shall, subject to the provisions of Section 14, be made on surrender of the certificate representing the Series L Shares to be redeemed or converted) be paid by sending to each Holder (in the manner provided for in Section 12) a cheque for such Series L Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.3	Cumulative Payment of Dividends

If on any Dividend Payment Date, the Series L Dividends accrued to such date are not paid in full on all of the Series L Shares then outstanding, such Series L Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series L Dividends. The Holders shall not be entitled to any dividends other than or in excess of the Series L Dividends.

2.4	Dividend for Other than a Full Dividend Period

The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, Series L Dividends for any period which is more or less than a full Dividend Period as follows:

(a)
in respect of the period beginning on and including the date of initial issue of the Series L Shares up to and including December 31, 2009 (the “Initial Dividend Period”), a dividend in an amount per Series L Share equal to the amount obtained (rounded to five decimal places) where $1.6875 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series L Shares up to and including December 31, 2009 and the denominator of which is 365. The Series L Dividend payable for the Initial Dividend Period, payable as of December 31, 2009, as calculated by this method shall be $0.45308 per Series L Share;

(b)
in respect of any period other than the Initial Dividend Period that is less than a full Dividend Period, a dividend in an amount per Series L Share equal to the amount obtained (rounded to five decimal places) when the product of the Annual Fixed Dividend Rate and $25.00 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first and last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.	Redemption

3.1          Optional Redemption

The Corporation may not redeem any of the Series L Shares prior to September 30, 2014. On September 30, 2014 and on September 30 every five years thereafter (each, a “Series L Conversion Date”), the Corporation may, subject to the terms of any shares ranking prior to the Series L Shares, to applicable law and to the provisions described under Section 5 below, upon giving notice as hereinafter provided, at its option and without the consent of the Holders, redeem all, or any part, of the then outstanding Series L Shares by the payment of an amount in cash for each such Series L Share so redeemed equal to $25.00 per Series L Share, together with all accrued and unpaid Series L Dividends up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).

3.2          Partial Redemption

If less than all of the then outstanding Series L Shares are at any time to be redeemed, then the particular Series L Shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, with the consent of the Toronto Stock Exchange, if the Series L Shares are at such time listed on such exchange, in such manner as the directors in their sole discretion may, by resolution, determine.

3.3          Method of Redemption

The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the applicable Series L Conversion Date of its intention to redeem such Series L Shares to each person who at the date of giving such notice is the Holder of Series L Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series L Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series L Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series L Shares so called for redemption, subject to the provisions of Section 14. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the Holders of Series L Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series L Shares called for redemption shall cease to be entitled to Series L Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series L Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, subject to the provisions of Section 14. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.            Conversion of Series L Shares

  4.1          Conversion at the Option of the Holder

(a)
Subject to applicable law and the terms and provisions hereof, Holders will have the right, at their option, on each Series L Conversion Date, to convert, all, or any part of, the then outstanding Series L Shares registered in the name of the Holder into Class AAA Preference Shares, Series M (“Series M Shares”) on the basis of one (1) Series M Share for each Series L Share. The Corporation shall provide written notice not less than 30 and not more than 60 days prior to the applicable Series L Conversion Date to the Holders of the conversion privilege provided for herein (the “Conversion Privilege”). Such notice shall (i) set out the Series L Conversion Date, and (ii) include instructions to such Holders as to the method by which such Conversion Privilege may be exercised, as described in Section 4.3. On the 30th day prior to each Series L Conversion Date, the Corporation will provide to the Holders written notice of the Annual Fixed Dividend Rate applicable to the Series L Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Series M Shares for the next succeeding Quarterly Floating Rate Period, in each case as determined by the Corporation.

(b)
If the Corporation gives notice as provided in Section 3 to the Holders of the redemption of all the Series L Shares, the Corporation will not be required to give notice as provided in this Section 4.1 to the Holders of the Floating Quarterly Dividend Rate, Annual Fixed Dividend Rate or Conversion Privilege and the right of any Holder to convert Series L Shares as herein provided shall cease and terminate in that event.

(c)
Holders shall not be entitled to convert their shares into Series M Shares on a Series L Conversion Date if the Corporation determines that there would remain outstanding on the Series L Conversion Date less than 1,000,000 Series M Shares after taking into account all Series L Shares tendered for conversion into Series M Shares and all Series M Shares tendered for conversion into Series L Shares. The Corporation shall give written notice thereof to all affected Holders at least seven (7) days prior to the applicable Series L Conversion Date and, subject to the provisions of Section 14, shall issue and deliver, or cause to be delivered prior to such Series L Conversion Date, at the expense of the Corporation, to the Holders who have surrendered for conversion any endorsed certificate or certificates representing Series L Shares, new certificates representing the Series L Shares represented by any certificate or certificates surrendered as aforesaid.

  4.2          Automatic Conversion

If the Corporation determines that there would remain outstanding on a Series L Conversion Date less than 1,000,000 Series L Shares after taking into account all Series L Shares tendered for conversion into Series M Shares and all Series M Shares tendered for conversion into Series L Shares, then, all, but not part, of the remaining outstanding Series L Shares shall automatically be converted into Series M Shares on the basis of one (1) Series M Share for each Series L Share on the applicable Series L Conversion Date. The Corporation shall give notice in writing thereof to the Holders of such remaining Series L Shares at least seven (7) days prior to the Series L Conversion Date.

  4.3          Manner of Conversion

(a)
Subject to the provisions of Section 14, the Conversion Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series L Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series L Conversion Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 4.3; and (2) the certificate or certificates representing the Series L Shares in respect of which the Holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to convert part only of the Series L Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation will issue and deliver or cause to be delivered to such Holder, at the expense of the Corporation, a new certificate representing the Series L Shares represented by such certificate or certificates that have not been converted. Each Election Notice will be irrevocable once received by the Corporation.

(b)
If the Corporation does not receive an Election Notice from a Holder during the notice period therefor, then the Series L Shares shall be deemed not to have been converted (except in the case of an automatic conversion pursuant to Section 4.2).

(c)
In the event the Corporation is required to convert all remaining outstanding Series L Shares into Series M Shares on the applicable Series L Conversion Date as provided for in Section 4.2, the Series L Shares in respect of which the Holders have not previously elected to convert shall be converted on the Series L Conversion Date into Series M Shares and the Holders thereof shall be deemed to be holders of Series M Shares at 5:00 p.m. (Toronto time) on the Series L Conversion Date and shall be entitled, upon surrender during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing Series L Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series M Shares in the manner and subject to the terms and provisions as provided in this Section 4.3 and Section 14.

(d)
Subject to the provisions of Section 14, as promptly as practicable after the Series L Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series L Shares so surrendered in accordance with this Section 4, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series M Shares and the number of remaining Series L Shares, if any, to which such Holder is entitled. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series L Conversion Date, so that the rights of the Holder of such Series L Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive the Series M Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Series M Shares at such time.

(e)
The Holder of any Series L Share on the record date for any Series L Dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series M Shares after such record date and on or before the date of the payment of such dividend.

(f)
Subject to the provisions of Section 14, the issuance of certificates for the Series M Shares upon the conversion of Series L Shares shall be made without charge to the converting Holders for any fee or tax in respect of the issuance of such certificates or the Series M Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series M Shares are issued in respect of the issuance of such Series M Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

  4.4           Status of Converted Series L Shares

All Series L Shares converted into Series M Shares on a Series L Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Series L Conversion Date and available for issuance on the conversion of the Series M Shares.

  4.5           Right Not to Deliver Series M Shares

  On the exercise of the Conversion Privilege by a Holder, the Corporation reserves the right not to deliver Series M Shares to any Ineligible Person.

5.            Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series L Shares are outstanding, the Corporation shall not, without the approval of the Holders:

(a)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series L Shares) on any shares of the Corporation ranking as to dividends junior to the Series L Shares;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series L Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series L Shares;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series L Shares then outstanding; or

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series L Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the Series L Dividend payable for the last completed Dividend Period and on all other shares of the Corporation ranking prior to or on a parity with the Series L Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

6.            Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase for cancellation the whole or any part of the Series L Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors such shares are obtainable.

7.            Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to $25.00 per Series L Share, plus an amount equal to all accrued and unpaid Series L Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series L Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

8.            Voting Rights

The Holders will not be entitled (except as otherwise provided by law and except for meetings of the Holders of Class AAA Preference Shares as a class and meetings of the Holders as a series) to receive notice of, attend, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series L Dividends whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation, other than meetings at which only holders of another specified class or series are entitled to vote, and such Holders shall have the right, at any such meeting, to one (1) vote for each Series L Share held. No other voting rights shall attach to the Series L Shares in any circumstances. Upon payment of the entire amount of all Series L Dividends in arrears, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section 8).

9.            Modifications

These Series L share provisions may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.

10.          Approval of Holders

  10.1        Approval

Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 ⅔% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series L Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series L Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series L Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one (1) vote in respect of each Series L Share held.

  10.2           Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one (1) vote in respect of each Series L Share held.

11.          Tax Election

The Corporation shall elect, in the manner and within the time provided under the Tax Act, under Subsection 191.2(1) of Part VI.1 of the Tax Act, or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series L Shares under Section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

12.          Communications with Holders

Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Holder or Holders.

If any notice, cheque, invitation for tenders or other communication from the Corporation given to a Holder pursuant to paragraph (b) is returned on three consecutive occasions because the Holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Holder until the Holder informs the Corporation in writing of such Holder’s new address.

If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the Transfer Agent, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided.

13.          Interpretation

  13.1        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.17%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Book-Entry Only System” means the record book-entry only securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Conversion Privilege” has the meaning attributed to it in Section 4.1(a).

“Depository” means CDS Clearing and Depository Services Inc. and its nominees or any successor carrying on the business as a depository, which is approved by the Corporation.

“Dividend Payment Date” in respect of the dividends payable on the Series L Shares means the last day of each of March, June, September, and December in each year.

“Dividend Period” means the period from and including the Issue Date up to and including December 31, 2009 and, thereafter, the period from the date following a Dividend Payment Date up to and including the next succeeding Dividend Payment Date.

“Election Notice” has the meaning attributed to it in Section 4.3.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.17% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Corporation or the Transfer Agent for the Series L Shares has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series L Shares or Series M Shares would require the Corporation to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Dividend Period” has the meaning ascribed thereto in Section 2.4.

“Initial Fixed Dividend Rate” means 6.75% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including September 30, 2014.

“Issue Date” means the date on which Series L Shares are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 1, 2014 and ending on and including December 31, 2014, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Redemption Price” has the meaning attributed to it in Section 3.1.

“Series L Conversion Date” has the meaning attributed to it in Section 3.1.

“Series L Dividends” has the meaning attributed to it in Section 2.1.

“Series L Shares” has the meaning attributed to it in the introductory paragraph to these Series L share provisions.

“Series M Shares” means the Class AAA Preference Shares, Series M.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2014 and ending on and including September 30, 2019 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

“Tax Act” means the Income Tax Act (Canada).

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means CIBC Mellon Trust Corporation, a trust company existing under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Series L Shares.

  13.2     Interpretation of Terms

In these Series L share provisions:

(a)
“accrued and unpaid dividends” means the aggregate of (i) all unpaid Series L Dividends for any completed Dividend Period; and (ii) a cash amount calculated as though Series L Dividends had been accruing on a day to day basis from but excluding the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(c)
in the event that any date on which any Series L Dividend is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario;

(d)
in the event of the non-receipt of a cheque by a Holder entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the Holder a replacement cheque for the amount of the original cheque;

(e)
the Corporation will be entitled to deduct or withhold from any amount payable to a Holder under these Series L share provisions any amount required by law to be deducted or withheld from that payment;

(f)
reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(g)	if it is necessary to convert any amount into Canadian dollars, the directors will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars; and

(h)	all references herein to a Holder shall be interpreted as referring to a registered Holder.

14.	Book-Entry Only System

14.1	Transfers etc. Through Participants

If the Series L Shares are held through the Book-Entry Only System then the beneficial owner thereof shall provide instructions with respect to Series L Shares only to the Depository participant through whom such beneficial owner holds such Series L Shares and registrations of ownership, transfers, purchases, surrenders and exchanges of Series L Shares will be made only through the Book-Entry Only System. Beneficial owners of Series L Shares will not have the right to receive share certificates representing their ownership of the Series L Shares.

14.2	Depository is Registered Holder

For the purposes of these Series L share provisions, as long as the Depository, or its nominee, is the registered Holder of the Series L Shares, the Depository, or its nominee, as the case may be, will be considered the sole Holder of the Series L Shares for the purpose of receiving notices or payments on or in respect of the Series L Shares, including payments of Series L Dividends, the Redemption Price or accrued and unpaid dividends, and the delivery of Series M Shares and certificates for those shares on the conversion into Series M Shares.

Schedule A

Brookfield Properties Corporation (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Class AAA Preference Shares, Series M

The twelfth series of Class AAA Preference Shares of the Corporation shall consist of 11,500,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series M (hereinafter referred to as the “Series M Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

The consideration for the issue of each Series M Share shall be $25.00.

2.	Dividends

2.1	Payment of Dividends

Holders of Series M Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends (the “Series M Dividends”) payable quarterly on the last day of March, June, September and December (each, a “Dividend Payment Date”) at the rates herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

(a)
During each Quarterly Floating Rate Period, Series M Dividends will be in an annual amount per share determined by multiplying the Floating Quarterly Dividend Rate applicable to such Quarterly Floating Rate Period by $25.00, and shall be payable quarterly on each Dividend Payment Date during such Quarterly Floating Rate Period.

(b)
The Corporation will calculate on each Floating Rate Calculation Date the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Corporation of the Floating Quarterly Dividend Rate will, in the absence of manifest error, be final and binding upon the Corporation and upon all Holders.

2.2	Method of Payment

Series M Dividends shall (except in case of redemption or conversion in which case payment of Series M Dividends shall, subject to the provisions of Section 14, be made on surrender of the certificate representing the Series M Shares to be redeemed or converted) be paid by sending to each Holder (in the manner provided for in Section 12) a cheque for such Series M Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.3	Cumulative Payment of Dividends

If on any Dividend Payment Date, the Series M Dividends accrued to such date are not paid in full on all of the Series M Shares then outstanding, such Series M Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series M Dividends. The Holders shall not be entitled to any dividends other than or in excess of the Series M Dividends.

2.4	Dividend for Other than a Full Quarterly Rate Period

The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, Series M Dividends for any period which is less than a full Quarterly Floating Rate Period, a dividend in an amount per Series M Share equal to the amount obtained (rounded to five decimal places) when the product of the Floating Quarterly Dividend Rate and $25.00 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first and last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3.	Redemption

3.1	Optional Redemption

The Corporation may not redeem any of the Series M Shares prior to September 30, 2014. Thereafter, the Corporation may, subject to the terms of any share ranking prior to the Series M Shares, to applicable laws and to the provisions described under Section 5 below, upon giving notice as hereinafter provided, at its option and at any time without the consent of the Holders, redeem all, or from time to time any part, of the then outstanding Series M Shares by the payment of an amount in cash for each Series M Share so redeemed equal to (i) $25.00 in the case of redemptions on September 30, 2019 and on September 30 every five years thereafter (each a “Series M Conversion Date”), or (ii) $25.50 in the case of redemptions on any date which is not a Series M Conversion Date after September 30, 2014, in each case including all accrued and unpaid Series M Dividends up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).

3.2	Partial Redemption

If less than all of the then outstanding Series M Shares are at any time to be redeemed, then the particular Series M Shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, with the consent of the Toronto Stock Exchange, if the Series M Shares are at such time listed on such exchange, in such manner as the directors in their sole discretion may, by resolution, determine.

3.3	Method of Redemption

The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the applicable Series M Conversion Date of its intention to redeem such Series M Shares to each person who at the date of giving such notice is the Holder of Series M Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series M Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series M Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series M Shares so called for redemption, subject to the provisions of Section 14. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the Holders of Series M Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series M Shares called for redemption shall cease to be entitled to Series M Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series M Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, subject to the provisions of Section 14. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

4.	Conversion of Series M Shares

4.1	Conversion at the Option of the Holder

(a)
Subject to applicable law and the terms and provisions hereof, Holders will have the right, at their option, on each Series M Conversion Date, to convert all, or any part of, the then outstanding Series M Shares registered in the name of the Holder into Class AAA Preference Shares, Series L (“Series L Shares”) on the basis of one (1) Series L Share for each Series M Share. The Corporation shall provide written notice not less than 30 and not more than 60 days prior to the applicable Series M Conversion Date to the Holders of the conversion privilege provided for herein (the “Conversion Privilege”). Such notice shall (i) set out the Series M Conversion Date, and (ii) include instructions to such Holders as to the method by which such Conversion Privilege may be exercised, as described in Section 4.3. On the 30th day prior to each Series M Conversion Date, the Corporation will provide to the Holders written notice of the Floating Quarterly Dividend Rate applicable to the Series M Shares for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series L Shares for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Corporation.

(b)
If the Corporation gives notice as provided in Section 3 to the Holders of the redemption of all the Series M Shares, the Corporation will not be required to give notice as provided in this Section 4.1 to the Holders of the Floating Quarterly Dividend Rate, Annual Fixed Dividend Rate or Conversion Privilege and the right of any Holder to convert Series M Shares as herein provided shall cease and terminate in that event.

(c)
Holders shall not be entitled to convert their shares into Series L Shares on a Series M Conversion Date if the Corporation determines that there would remain outstanding on the Series M Conversion Date less than 1,000,000 Series L Shares after taking into account all Series M Shares tendered for conversion into Series L Shares and all Series L Shares tendered for conversion into Series M Shares. The Corporation shall give written notice thereof to all affected Holders at least seven (7) days prior to the applicable Series M Conversion Date and, subject to the provisions of Section 14, shall issue and deliver, or cause to be delivered, prior to such Series M Conversion Date, at the expense of the Corporation, to the Holders who have surrendered for conversion any endorsed certificate or certificates representing Series M Shares new certificates representing the Series M Shares represented by any certificate or certificates surrendered as aforesaid.

4.2	Automatic Conversion

If the Corporation determines that there would remain outstanding on a Series M Conversion Date less than 1,000,000 Series M Shares after taking into account all Series M Shares tendered for conversion into Series L Shares and all Series L Shares tendered for conversion into Series M Shares, then, all, but not part, of the remaining outstanding Series M Shares shall automatically be converted into Series L Shares on the basis of one (1) Series L Share for each Series M Share on the applicable Series M Conversion Date. The Corporation shall give notice in writing thereof to the Holders of such remaining Series M Shares at least seven (7) days prior to the Series M Conversion Date.

4.3	Manner of Conversion

(a)
Subject to the provisions of Section 14, the Conversion Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series M Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series M Conversion Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 4.3; and (2) the certificate or certificates representing the Series M Shares in respect of which the Holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to convert part only of the Series M Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation will issue and deliver or cause to be delivered to such Holder, at the expense of the Corporation, a new certificate representing the Series M Shares represented by such certificate or certificates that have not been converted. Each Election Notice will be irrevocable once received by the Corporation.

(b)
If the Corporation does not receive an Election Notice from a Holder during the notice period therefor, then the Series M Shares shall be deemed not to have been converted (except in the case of an automatic conversion pursuant to Section 4.2).

(c)
In the event the Corporation is required to convert all remaining outstanding Series M Shares into Series L Shares on the applicable Series M Conversion Date as provided for in Section 4.2, the Series M Shares in respect of which the Holders have not previously elected to convert shall be converted on the Series M Conversion Date into Series L Shares and the Holders thereof shall be deemed to be holders of Series L Shares at 5:00 p.m. (Toronto time) on the Series M Conversion Date and shall be entitled, upon surrender during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing Series M Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series L Shares in the manner and subject to the terms and provisions as provided in this Section 4.3 and Section 14.

(d)
Subject to the provisions of Section 14, as promptly as practicable after the Series M Conversion Date, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series M Shares so surrendered in accordance with this Section 4, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series L Shares and the number of remaining Series M Shares, if any, to which such Holder is entitled. Such conversion shall be deemed to have been made at 5:00 p.m. (Toronto time) on the Series M Conversion Date, so that the rights of the Holder of such Series M Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive the Series L Shares upon such conversion will be treated for all purposes as having become the holder or holders of record of such Series L Shares at such time.

(e)
The Holder of any Series M Share on the record date for any Series M Dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Series L Shares after such record date and on or before the date of the payment of such dividend.

(f)
Subject to the provisions of Section 14, the issuance of certificates for the Series L Shares upon the conversion of Series M Shares shall be made without charge to the converting Holders for any fee or tax in respect of the issuance of such certificates or the Series L Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Series L Shares are issued in respect of the issuance of such Series L Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.4	Status of Converted Series M Shares

All Series M Shares converted into Series L Shares on a Series M Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Series M Conversion Date and available for issuance on the conversion of the Series L Shares.

4.5	Right Not to Deliver Series L Shares

On the exercise of the Conversion Privilege by a Holder, the Corporation reserves the right not to deliver Series L Shares to any Ineligible Person.

5.	Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series M Shares are outstanding, the Corporation shall not, without the approval of the Holders:

(a)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series M Shares) on any shares of the Corporation ranking as to dividends junior to the Series M Shares;

(b)
except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series M Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series M Shares;

(c)	redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series M Shares then outstanding; or

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series M Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the Series M Dividend payable for the last completed Quarterly Floating Rate Period and on all other shares of the Corporation ranking prior to or on a parity with the Series M Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

6.	Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase for cancellation the whole or any part of the Series M Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors such shares are obtainable.

7.	Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to $25.00 per Series M Share, plus an amount equal to all accrued and unpaid Series M Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series M Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

8.	Voting Rights

The Holders will not be entitled (except as otherwise provided by law and except for meetings of the Holders of Class AAA Preference Shares as a class and meetings of the Holders as a series) to receive notice of, attend, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series M Dividends whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation, other than meetings at which only holders of another specified class or series are entitled to vote, and such Holders shall have the right, at any such meeting, to one (1) vote for each Series M Share held. No other voting rights shall attach to the Series M Shares in any circumstances. Upon payment of the entire amount of all Series M Dividends in arrears, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section Error! Reference source not found.).

9.	Modifications

The Series M share provisions may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.

10.	Approval of Holders

10.1	Approval

Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66%% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series M Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series M Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series M Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one (1) vote in respect of each Series M Share held.

10.2	Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one (1) vote in respect of each Series M Share held.

11.	Tax Election

The Corporation shall elect, in the manner and within the time provided under the Tax Act, under Subsection 191.2(1) of Part VI.1 of the Tax Act, or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of tax under Part VI.1 of the Tax Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series M Shares under Section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

12.	Communications with Holders

Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Holder or Holders.

If any notice, cheque, invitation for tenders or other communication from the Corporation given to a Holder pursuant to paragraph (b) is returned on three consecutive occasions because the Holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Holder until the Holder informs the Corporation in writing of such Holder’s new address.

If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(a)
give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)
fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the Transfer Agent, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided.

13.	Interpretation

13.1	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.17%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Book-Entry Only System” means the record book-entry only securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Conversion Privilege” has the meaning attributed to it in Section 4.1(a).

“Depository” means CDS Clearing and Depository Services Inc. and its nominees or any successor carrying on the business as a depository, which is approved by the Corporation.

“Dividend Payment Date” in respect of the dividends payable on the Series M Shares means the last day of each of March, June, September, and December in each year.

“Election Notice” has the meaning attributed to it in Section 4.3.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.17% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semiannual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Corporation or the Transfer Agent for the Series M Shares has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series M Shares or Series L Shares would require the Corporation to take any action to comply with securities or analogous laws of that jurisdiction.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 1, 2014 and ending on and including December 31, 2014, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Redemption Price” has the meaning attributed to it in Section 3.1.

“Series L Shares” means the Class AAA Preference Shares, Series L.

“Series M Conversion Date” has the meaning attributed to it in Section 3.1.

“Series M Dividends” has the meaning attributed to it in Section 2.1.

“Series M Shares” has the meaning attributed to it in the introductory paragraph to the Series M share provisions.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2014 and ending on and including September 30, 2019 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

“Tax Act” means the Income Tax Act (Canada).

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means CIBC Mellon Trust Corporation, a trust company existing under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Series M Shares.

13.2	Interpretation of Terms

In these Series M share provisions:

(a)
“accrued and unpaid dividends” means the aggregate of (i) all unpaid Series M Dividends for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series M Dividends had been accruing on a day to day basis from but excluding the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)
“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(c)
in the event that any date on which any Series M Dividend is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario;

(d)
in the event of the non-receipt of a cheque by a Holder entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the Holder a replacement cheque for the amount of the original cheque;

(e)
the Corporation will be entitled to deduct or withhold from any amount payable to a Holder under these Series M share provisions any amount required by law to be deducted or withheld from that payment;

(f)
reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(g)	if it is necessary to convert any amount into Canadian dollars, the directors will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars; and

(h)	all references herein to a Holder shall be interpreted as referring to a registered Holder.

14.	Book-Entry Only System

14.1	Transfers etc. Through Participants

If the Series M Shares are held through the Book-Entry Only System then the beneficial owner thereof shall provide instructions with respect to Series M Shares only to the Depository participant through whom such beneficial owner holds such Series M Shares and registrations of ownership, transfers, purchases, surrenders and exchanges of Series M Shares will be made only through the Book-Entry Only System. Beneficial owners of Series M Shares will not have the right to receive share certificates representing their ownership of the Series M Shares.

14.2	Depository is Registered Holder

For the purposes of these Series M share provisions, as long as the Depository, or its nominee, is the registered Holder of the Series M Shares, the Depository, or its nominee, as the case may be, will be considered the sole Holder of the Series M Shares for the purpose of receiving notices or payments on or in respect of the Series M Shares, including payments of Series M Dividends, the Redemption Price or accrued and unpaid dividends, and the delivery of Series L Shares and certificates for those shares on the conversion into Series L Shares.